Filed by Franklin Resources, Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933

                       Commission File No. 1-9318

                       Subject Company: Fiduciary Trust Company International


Contact:  Franklin Resources, Inc.
          Investor Relations: Alan Weinfeld (650) 525-8900
          Corporate Communications: Holly Gibson Brady (650) 312-4701 franklintempleton.com

--------------------------------------------------------------------------------
                                                         FOR IMMEDIATE RELEASE

            FRANKLIN RESOURCES, INC. ANNOUNCES FIRST QUARTER RESULTS

           SAN MATEO, CA, JANUARY 25, 2001 -- Franklin Resources, Inc. (Franklin Templeton Investments) (NYSE: BEN) today reported net income of $149.5 million, including net pre-tax realized gains of approximately $17 million more than the previous quarter or $0.05 per share diluted after tax. Net income was $0.61 per share diluted, on revenues of $564.1 million for the quarter ended December 31, 2000, compared with net income of $140.8 million, or $0.58 per share diluted, on revenues of $593.1 million in the preceding quarter and net income of $137.5 million, or $0.55 per share diluted, on revenues of $565.7 million in the comparable quarter a year ago. Operating revenues for this quarter decreased 5% from the quarter ended September 30, 2000, due to a decrease in average assets under management and reduced underwriting and distribution fee revenues. The company's operating expenses were down this quarter as compared to last quarter, despite the increase in compensation expense primarily related to annual salary increases awarded at fiscal year end.

           As of December 31, 2000, assets under management by the company's subsidiaries were $226.9 billion, as compared to $235.0 billion at this time last year. Simple monthly average assets under management during the current quarter were $226.5 billion compared to $231.4 billion in the preceding quarter and $224.1 billion in the same quarter a year ago. Approximately $3.7 billion of assets under management were added in October 2000 from the company's Bissett & Associates Investment Management Ltd. acquisition. Equity assets now comprise 65% of total assets under management as compared to 66% at December 31, 1999. Fixed income assets now comprise 29% of total assets under management as compared to 27%, at the same time last year. For the three-month period ended December 31, 2000, sales and reinvested dividends exceeded redemptions ("net inflows") complex-wide by $2.6 billion. In the quarter ended September 30, 2000, redemptions exceeded sales and reinvested dividends ("net outflows") by $1.6 billion and in the quarter ended December 31, 1999 net inflows were $0.7 billion. Domestic equity and fixed income products continued to have strong relative performance to peer groups, while our global equity products' relative performance improved materially compared to peer groups.



46360.0043

FIRST QUARTER 2001 HIGHLIGHTS

PERFORMANCE AND PRODUCTS

o Franklin Templeton Investments' overall U.S. domestic diversified equity funds ranked #2 out of the 20 largest fund companies for one-year performance through December 31, 2000, up from #7 last year and #20 in 1998 (Kanon Bloch Carre industry report, January 2001).

o Franklin Income Fund Class A ranked #1 out of 88 funds in Lipper's Income Funds category for its one-year performance of 20.59%.

o Franklin Convertible Securities Fund Class A ranked #1 out of 64 funds in Lipper's Convertible Securities Funds category for its one-year performance of 15.36%.

o Mutual Series value-oriented products were up between 12% and 14% in 2000, with Mutual Financial Services up 31%, placing all in their top two Lipper quartiles.

o Ninety-nine percent of Franklin tax-free income Class A assets were rated four- or five-star by Morningstar. Sixty-nine percent ranked in the top half of their Lipper peer groups for one-year period and 91% for five-year period ended December 31, 2000.

o For the calendar year 2000, 83% of the Templeton retail funds were in the top half of their Lipper peer groups. Templeton Growth Fund recorded return of 1.74%, beating the MSCI World Index's -12.92% and Lipper's Global Funds Average of -10.27%.

o The following equity and taxable fixed income funds ranked in the top quartile in their respective Lipper categories for one-year return of their Class A shares as of December 31, 2000: Franklin Equity Income Fund, Franklin Growth and Income Fund, Franklin Growth Fund, Franklin Real Estate Securities Fund, Franklin Strategic Income Fund, Franklin Strategic Mortgage Fund, Franklin Utilities Fund, Mutual Discovery Fund, Mutual European Fund, Mutual Financial Services Fund and Templeton Growth Fund.

o Franklin Global Health Care Fund Class A was up 69.27% for one-year performance as of December 31, 2000.

o Bissett Canadian Equity Fund Class A returned 19.7% for the year ended December 31, 2000, outperforming the TSE 300 Index's return of 7.4%.

o Franklin Private Client Group's calendar year-end assets under management increased more than 64% over 1999. Small cap, the group's fastest growing investment strategy, returned approximately 9.20% for the year ended December 31, 2000 while its benchmark, the Russell 2000 Growth Index, was down -22.43% for the same time period.

o Introduced Franklin Global Growth Fund and Franklin Global Aggressive Growth Fund in U.S. and Franklin World Growth Fund in Canada. Fiduciary Trust Company International is advising the funds on behalf of Franklin.

o In partnership with Merrill Lynch, Franklin Templeton Investments launched portfolios for NextGen(SM) College Savings Program, qualified state tuition savings program under section 529 of the Internal Revenue Code, and offered by the State of Maine.


GLOBAL BUSINESS DEVELOPMENTS

o Agreed to acquire Fiduciary Trust Company International to strengthen presence in high net worth and institutional markets worldwide. Acquisition scheduled to close by March 2001, pending shareholder and regulatory approvals.

o Cross-company teams established to examine most effective ways to leverage the strengths of the businesses with Fiduciary.

o Purchase of Bissett & Associates Investment Management Ltd., a top-performing Canadian equity and fixed income manager, completed in early October.

o Launched Wealth Management Group to serve high net worth individuals, families, and private foundations in the western U.S. with personalized investment management and comprehensive fiduciary services. Customized multiple mandates and alternate investment strategies are provided.

o Received license from Swiss Federal Banking Commission to market over 30 equity and bond funds in Switzerland.

GLOBAL SERVICE ENHANCEMENTS

o U.S. domestic transfer agent ranked fifth out of the ten Top Market Leaders in service rating agency Dalbar's, "Overall Operations Support" category, up from ninth place in 1999.

o Canadian client service team achieved new highs in Dalbar's "Overall Client Service" by ranking 4th out of 18 firms for English language service in 2000, up from 9th in 1999, and 5th of 14 firms for French language service in 2000, up from 11th in 1999.

o Dalbar named franklintempleton.com's investment representative site a top five "Mutual Fund Overall Web Site" for financial professionals.

o Online quarterly statements made available to fund shareholders via franklintempleton.com and wholesaler look-up feature added to the investment representative site.

o Franklin, Templeton and Mutual Series listings now listed under one heading in The Wall Street Journal (R) and other newspapers, allowing shareholders and investment representatives to track more easily all of Franklin Templeton's U.S. mutual fund performance returns.

  FRANKLIN RESOURCES, INC.
  CONSOLIDATED INCOME STATEMENTS
  (Dollar amounts in thousands except assets under management and per                    THREE MONTHS ENDED
  share data)                                                                                 DECEMBER 31

                                                                                   2000          1999      % CHANGE
                                                                                   ----          ----      --------
  OPERATING REVENUES
  Investment management fees                                                     $345,785     $344,042          1%
  Underwriting and distribution fees                                              164,362      164,243           -
  Shareholder servicing fees                                                       48,222       51,759        (7)%
  Other                                                                             5,705        5,623          1%
                                                                            ---------------------------------------
  TOTAL OPERATING REVENUES                                                        564,074      565,667           -
                                                                            ---------------------------------------

  OPERATING EXPENSES
  Underwriting and distribution                                                   145,684      143,168          2%
  Compensation and benefits                                                       141,859      130,849          8%
  Information systems, technology and occupancy                                    57,528       51,631         11%
  Advertising and promotion                                                        22,126       22,545        (2)%
  Amortization of deferred sales commissions                                       18,236       20,631       (12)%
  Amortization of intangible assets                                                 9,909        9,283          7%
  Other                                                                            19,754       19,925        (1)%
                                                                            ---------------------------------------
  TOTAL OPERATING EXPENSES                                                        415,096      398,032         4%
                                                                            ---------------------------------------

  OPERATING INCOME                                                                148,978      167,635       (11)%
                                                                            ---------------------------------------

  OTHER INCOME (EXPENSE)
  Investment and other income                                                      49,956       16,679        200%
  Interest expense                                                                (2,270)      (3,364)       (33)%
                                                                            ---------------------------------------
  OTHER INCOME (EXPENSE), NET                                                      47,686       13,315        258%
                                                                            ---------------------------------------

  Income before taxes on income                                                   196,664      180,950          9%
  Taxes on income                                                                  47,199       43,428          9%
                                                                            ---------------------------------------

  NET INCOME                                                                     $149,465     $137,522          9%
                                                                            =======================================

  EARNINGS PER SHARE
       Basic                                                                        $0.61        $0.55         11%
       Diluted                                                                      $0.61        $0.55         11%

  DIVIDENDS PER SHARE                                                              $0.065        $0.06          8%

  AVERAGE SHARES OUTSTANDING (in thousands)
       Basic                                                                      243,708      250,432        (3)%
       Diluted                                                                    244,409      250,592        (2)%

  EBITDA MARGIN(1)                                                                    38%          37%          3%
  OPERATING MARGIN(2)                                                                 26%          30%       (13)%

  ASSETS UNDER MANAGEMENT (in millions)
  Beginning of Period                                                            $229,923     $218,100          5%
         Sales                                                                     12,678       10,986         15%
         Reinvested Dividends                                                       5,419        4,181         30%
         Redemptions                                                             (15,472)     (14,435)          7%
   (Depreciation)/appreciation                                                    (5,639)       16,215         N/A
  END OF PERIOD                                                                  $226,909     $235,047        (3)%
  SIMPLE MONTHLY AVERAGE FOR PERIOD                                              $226,534     $224,135          1%


1 EBITDA Margin: Earnings before interest, taxes on income, depreciation and the amortization of intangibles divided by total revenues.

2     Operating Margin: Operating income divided by total operating revenues.

FRANKLIN RESOURCES, INC.
CONSOLIDATED INCOME STATEMENTS
(Dollar amounts in thousands except
   Per share data)                                                                THREE MONTHS ENDED
                                                  31-DEC-00     30-SEP-00    % CHANGE     30-JUN-00       31-MAR-00       31-DEC-99
                                                  ---------     ---------    --------     ---------       ---------       ---------
OPERATING REVENUES
Investment management fees                         $345,785      $354,265       (2)%       $344,805        $356,009        $344,042
Underwriting and distribution fees                  164,362       179,728       (9)%        165,181         200,133         164,243
Shareholder servicing fees                           48,222        52,312       (8)%         54,143          53,202          51,759
Other                                                 5,705         6,745      (15)%          4,768           3,182           5,623
                                               -------------------------------------------------------------------------------------
TOTAL OPERATING REVENUES                            564,074       593,050       (5)%        568,897                         565,667
                                               -------------------------------------------------------------------------------------

OPERATING EXPENSES
Underwriting and distribution                       145,684       160,416       (9)%        142,684         176,876         143,168
Compensation and benefits                           141,859       137,155         3%        133,125         134,581         130,849
Information systems, technology and occupancy        57,528        59,890       (4)%         50,708          51,441          51,631
Advertising and promotion                            22,126        27,477      (19)%         25,279          25,895          22,545
Amortization of deferred sales commissions           18,236        20,416      (11)%         20,980          21,600          20,631
Amortization of intangible assets                     9,909         9,314         6%          9,283           9,283           9,283
Other                                                19,754        23,483      (16)%         18,006          20,773          19,925
                                               -------------------------------------------------------------------------------------
TOTAL OPERATING EXPENSES                            415,096       438,151       (5)%        400,065                         398,032
                                               -------------------------------------------------------------------------------------

OPERATING INCOME                                    148,978       154,899       (4)%        168,832         172,077         167,635
                                               -------------------------------------------------------------------------------------

OTHER INCOME (EXPENSE)
Investment and other income                          49,956        33,841        48%         19,836          19,752          16,679
Interest expense                                    (2,270)       (3,418)      (34)%        (3,998)        (3,180)          (3,364)
                                               -------------------------------------------------------------------------------------
OTHER INCOME (EXPENSE), NET                          47,686        30,423        57%         15,838                          13,315
                                               -------------------------------------------------------------------------------------

Income before taxes on income                       196,664       185,322         6%        184,670         188,649         180,950
Taxes on income                                      47,199        44,499         6%         44,300          45,275          43,428
                                               -------------------------------------------------------------------------------------

NET INCOME                                         $149,465      $140,823         6%       $140,370        $143,374        $137,522
                                               =====================================================================================

EARNINGS PER SHARE
     Basic                                            $0.61         $0.58         5%         $ 0.58           $0.58           $0.55
     Diluted                                          $0.61         $0.58         5%         $ 0.58           $0.58           $0.55

DIVIDENDS PER SHARE                                  $0.065         $0.06         8%          $0.06           $0.06           $0.06

AVERAGE SHARES OUTSTANDING (in thousands)
     Basic                                          243,708       243,665          -        243,542         246,826         250,432
     Diluted                                        244,409       244,078          -        243,741         246,998         250,592

EBITDA MARGIN(1)                                        38%           35%         9%            37%             35%             37%
OPERATING MARGIN(2)                                     26%           26%          -            30%             28%             30%

EMPLOYEES                                             6,328         6,489       (2)%          6,454           6,447           6,631
BILLABLE SHAREHOLDER ACCOUNTS (in millions)             9.7           9.2         5%           10.5            10.5             9.9


1 EBITDA Margin: Earnings before interest taxes on income, depreciation and the amortization of intangibles divided by total revenues.

2     Operating Margin: Operating income divided by total operating revenues.

FRANKLIN RESOURCES, INC.
PRELIMINARY SUMMARY BALANCE SHEET
(Dollar amounts in thousands)
                                                            PRELIMINARY
                                                            DECEMBER 31,        SEPTEMBER 30,
                                                                2000                2000
                                                                ----                ----
ASSETS
Current Assets                                               $1,568,222          $1,656,294
Banking Finance Assets                                          339,171             299,562
Other Assets                                                  2,184,984           2,086,587
----------------------------------------------------------------------------------------------
TOTAL ASSETS                                                 $4,092,377          $4,042,443
----------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities                                            $404,396            $489,559
Banking/Finance Liabilities                                     266,964             238,954
Other Liabilities                                               342,725             348,437
----------------------------------------------------------------------------------------------
Total Liabilities                                             1,014,085           1,076,950
Total Stockholders' Equity                                    3,078,292           2,965,493
----------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                   $4,092,377          $4,042,443
----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
ENDING SHARES OF COMMON STOCK OUTSTANDING                       244,129             243,730
----------------------------------------------------------------------------------------------


ASSETS UNDER MANAGEMENT BY INVESTMENT OBJECTIVE
     (In billions)
                                                        31-DEC-00       30-SEP-00       30-JUN-00        31-MAR-00       31-DEC-99
                                                      -----------------------------------------------------------------------------
       EQUITY
                            Global/international            $96.4           $97.6          $103.6           $106.2          $111.0
                            Domestic                         50.0            53.9            49.6             49.3            44.3
                                                      -----------------------------------------------------------------------------
                            Total Equity                    146.4           151.5           153.2            155.5           155.3
                                                      -----------------------------------------------------------------------------

       HYBRID FUNDS                                          10.1             9.3             8.9              9.0             9.6

       FIXED INCOME
                            Tax-free                         45.0            44.0            43.8             44.6            45.2
                            Taxable
                               Domestic                      16.2            15.6            15.3             15.0            15.4
                               Global/international           3.7             4.2             3.5              3.6             3.9
                                                      -----------------------------------------------------------------------------
                            Total Fixed Income               64.9            63.8            62.6             63.2            64.5
                                                      -----------------------------------------------------------------------------

       MONEY FUNDS                                            5.5             5.3             5.2              5.7             5.6

                                                      -----------------------------------------------------------------------------
TOTAL ENDING ASSETS                                        $226.9          $229.9          $229.9           $233.4          $235.0
                                                      -----------------------------------------------------------------------------
                                                      -----------------------------------------------------------------------------

                                                      -----------------------------------------------------------------------------
SIMPLE MONTHLY AVERAGE ASSETS                              $226.5          $231.4          $228.0           $231.0          $224.1
                                                      =============================================================================


ASSETS UNDER MANAGEMENT & FLOWS
     (in billions)
                                                                                  THREE MONTHS ENDED
                                                      31-DEC-00        30-SEP-00        % CHANGE        31-DEC-99        % CHANGE
                                                      ---------        ---------        --------        ---------        --------

BEGINNING ASSETS UNDER MANAGEMENT                       $229.9           $229.9               -           $218.1              5%
     US RETAIL ASSETS
          Beginning Assets                              $174.1           $172.5              1%           $166.2               5%
          ------------------------------------------------------------------------------------------------------------------------
          Sales                                            7.9              8.3            (5)%              7.4               7%
          Reinvested Dividends                             5.0              0.6            733%              4.1              22%
          Redemptions                                   (10.9)           (10.0)              9%           (10.9)                -
          Appreciation/(Depreciation)                    (7.6)              2.7             N/A              8.8              N/A
          ------------------------------------------------------------------------------------------------------------------------
          Ending Assets                                  168.5            174.1            (3)%            175.6             (4)%
          ------------------------------------------------------------------------------------------------------------------------

     OTHER ASSETS, INCLUDING INTERNATIONAL
       AND INSTITUTIONAL
          Beginning Assets                                55.8             57.4            (3)%             51.9               8%
          ------------------------------------------------------------------------------------------------------------------------
          Sales                                            4.8              3.3             45%              3.6              33%
          Reinvested Dividends                             0.4              0.0            100%              0.1             300%
          Redemptions                                    (4.6)            (3.8)             21%            (3.6)              28%
          Appreciation/(Depreciation)                      2.0            (1.1)             N/A              7.4            (73)%
          ------------------------------------------------------------------------------------------------------------------------
          Ending Assets                                   58.4             55.8              5%             59.4             (2)%
          ------------------------------------------------------------------------------------------------------------------------
ENDING ASSETS UNDER MANAGEMENT                           $226.9           $229.9            (1)%           $235.0            (3)%

TOTAL ASSETS UNDER MANAGEMENT
            BEGINNING ASSETS                             $229.9           $229.9               -           $218.1              5%
            ----------------------------------------------------------------------------------------------------------------------
            Sales                                          12.7             11.6              9%             11.0             15%
            Reinvested Dividends                            5.4              0.6            800%              4.2             29%
            Redemptions                                  (15.5)           (13.8)             12%           (14.5)              7%
            Appreciation/(Depreciation)                   (5.6)              1.6             N/A             16.2             N/A
            ----------------------------------------------------------------------------------------------------------------------
            ENDING ASSETS                                $226.9           $229.9            (1)%           $235.0            (3)%
            ----------------------------------------------------------------------------------------------------------------------

Note: A significant number of institutional assets are invested in U.S. Retail funds and are disclosed in that category in the above table. Total institutional assets at December 31, 2000 were over $50 billion.

ASSETS UNDER MANAGEMENT & FLOWS BY INVESTMENT OBJECTIVE
     (In billions)
                                                                      THREE MONTHS ENDED
                                                        31-DEC-00        30-SEP-00        31-DEC-99
                                                        ---------        ---------        ---------
GLOBAL/INTERNATIONAL EQUITY
          Beginning Assets                                 $97.6           $103.6            $96.8
          -----------------------------------------------------------------------------------------
          Sales                                              3.7              3.8              5.4
          Reinvested Dividends                               2.9              0.0              2.1
          Redemptions                                      (6.7)            (6.6)            (5.9)
          Appreciation/(Depreciation)                      (1.1)            (3.2)             12.6
          -----------------------------------------------------------------------------------------
          Ending Assets                                     96.4             97.6            111.0
          -----------------------------------------------------------------------------------------

DOMESTIC EQUITY
          Beginning Assets                                  53.9             49.6             37.6
          -----------------------------------------------------------------------------------------
          Sales                                              3.4              3.7              2.0
          Reinvested Dividends                               1.7              0.0              1.4
          Redemptions                                      (2.3)            (2.6)            (2.5)
          Appreciation/(Depreciation)                      (6.7)              3.2              5.8
          -----------------------------------------------------------------------------------------
          Ending Assets                                     50.0             53.9             44.3
          -----------------------------------------------------------------------------------------

HYBRID
          Beginning Assets                                   9.3              8.9             10.2
          -----------------------------------------------------------------------------------------
          Sales                                              0.2              0.2              0.2
          Reinvested Dividends                               0.2              0.1              0.1
          Redemptions                                      (0.4)            (0.4)            (0.6)
          Appreciation/(Depreciation)                        0.8              0.5            (0.3)
          -----------------------------------------------------------------------------------------
          Ending Assets                                     10.1              9.3              9.6
          -----------------------------------------------------------------------------------------

TAX-FREE INCOME
          Beginning Assets                                  44.0             43.8             48.2
          -----------------------------------------------------------------------------------------
          Sales                                              0.9              0.8              0.9
          Reinvested Dividends                               0.3              0.3              0.3
          Redemptions                                      (1.2)            (1.3)            (2.4)
          Appreciation/(Depreciation)                        1.0              0.4            (1.8)
          -----------------------------------------------------------------------------------------
          Ending Assets                                     45.0             44.0             45.2
          -----------------------------------------------------------------------------------------

TAXABLE FIXED INCOME
          Beginning Assets                                  19.8             18.8             19.7
          -----------------------------------------------------------------------------------------
          Sales                                              1.5              1.3              1.0
          Reinvested Dividends                               0.2              0.1              0.2
          Redemptions                                      (1.3)            (1.0)            (1.2)
          Appreciation/(Depreciation)                      (0.3)              0.6            (0.4)
          -----------------------------------------------------------------------------------------
          Ending Assets                                     19.9             19.8             19.3
          -----------------------------------------------------------------------------------------

MONEY  FUNDS
          Beginning Assets                                   5.3              5.2              5.6
          -----------------------------------------------------------------------------------------
          Sales                                              3.0              1.8              1.5
          Reinvested Dividends                               0.1              0.1              0.1
          Redemptions                                      (3.6)            (1.9)            (1.9)
          Appreciation/(Depreciation)                        0.7              0.1              0.3
          -----------------------------------------------------------------------------------------
          Ending Assets                                      5.5              5.3              5.6
          -----------------------------------------------------------------------------------------
ENDING ASSETS UNDER MANAGEMENT                             $226.9          $229.9           $235.0


CONFERENCE CALL INFORMATION

As previously announced, members of the investment community and general public are invited to listen to the conference call today, Thursday, January 25, 2001 at 1:30 pm Pacific Time, by dialing one of the following numbers approximately ten minutes prior to the scheduled starting time: (800) 230-1085 (U.S. callers) or (612) 288-0340 (international callers.)

A live broadcast of the conference call will also be available on the Internet. To access the call, visit franklintempleton.com and click the appropriate hotlink on the home page.

Replay

A replay of the conference call will be available beginning January 25, 2001 at 5:00 pm Pacific Time and will run through February 1, 2001 at 11:59 pm Pacific Time. To access the replay, please dial (800) 475-6701 (U.S. callers) or (320) 365-3844 (international callers) and enter access code 561146.

           Franklin Templeton Investments provides global and domestic investment management, shareholder and distribution services to the Franklin, Templeton and Mutual Series mutual funds, institutional and private accounts in approximately 125 different nations worldwide. Franklin Templeton Investments' headquarters are located at 777 Mariners Island Blvd., San Mateo, CA.

FORWARD-LOOKING STATEMENTS:

           Statements in this presentation regarding Franklin Resources, Inc.'s business and proposed acquisition of Fiduciary Trust Company International which are not historical facts are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks, uncertainties and other important factors that could cause the actual results and outcomes to differ materially from any future results or outcomes expressed or implied by such forward-looking statements. Such risks, uncertainties and other important factors include the following:

      o We face strong competition from numerous and sometimes larger companies.

      o Competing securities dealers and banks could restrict sales of our funds.

      o Changes in the distribution channels on which we depend could reduce our revenues and hinder our growth.

      o New share classes that we have introduced yield lower revenues and have reduced operating margins.

      o If our asset mix shifts to predominantly fixed-income products, our revenues could decline.

      o We have become subject to an increased risk of asset volatility from changes in the global equity markets.

      o The levels of our assets under management are subject to significant fluctuations.

      o We face risks associated with conducting operations in numerous foreign countries.

      o General economic and securities markets fluctuations may reduce our sales and market share.

      o Our inability to meet cash needs could have a negative effect on our financial condition and business operations.

      o We face increased competition in hiring and retaining qualified employees.

      o Our emerging market portfolios and related revenues are vulnerable to political and economic risks associated with emerging markets.

      o Diverse and strong competition limits the interest rates that we can charge on consumer loans.

      o Following the acquisition we will be subject to Federal Reserve Board regulation.

      o Fluctuating market prices that could cause the value of the Franklin's stock to be received by the Fiduciary shareholders to be less than its current value.

      o The acquisition could adversely affect Franklin's combined financial results on the market price of its common stock.

      o Franklin may not be able to achieve the benefits it expects from the acquisition.

      o Uncertainties associated with the acquisition may cause Fiduciary to be clients.

           Please also refer to the risk factors described in Franklin's recent filings with the U.S. Securities and Exchange Commission, especially with respect to Franklin, the "Forward-Looking Statements" section of the Management's Discussion and Analysis Of Financial Condition and Results of Operations in Franklin's From 10-K for the fiscal year ended September 30, 2000.

ADDITIONAL INFORMATION:

           On December 26, 2000, Franklin filed a registration statement with the U.S. Securities and Exchange Commission in connection with its proposed acquisition of Fiduciary Trust Company International. Franklin and Fiduciary will be jointly preparing an amendment to the registration statement and will be filing such amendment with the Securities and Exchange Commission as soon as practicable. FIDUCIARY TRUST COMPANY INTERNATIONAL SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION. Investors will be able to obtain these documents free of charge at the Commission's website at www.sec.gov or from Franklin by directing such requests to Investor Relations, Franklin Resources, Inc., 777 Mariners Island Blvd., San Mateo, CA 94409, (tel: 1-800-632-2350 x28900).

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